Notes to Financial Statements

12.   Loss Per Share

      Basic and diluted loss per share were computed by dividing net loss applicable to common stock by the weighted average common shares outstanding during each period. Potential common equivalent shares of 435,181 and 454,411 at December 31, 1997 and 1998, respectively, are not included in the computation of per share amounts in the periods because the Company reported a loss.

      following is a reconciliation of the numerators and denominators of the basic and diluted earning per share:

                                                          1997         1998

      Loss
        Basic and diluted:
          Loss available to common stockholders       $(8,883,559)  $(6,955,847)

      Shares
        Basic and diluted:
          Weighted-average common shares outstanding    2,090,320     4,260,327